FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notified the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                           Forethought Life Insurance Company

Separate Account A

Address of Principal Business Office (Number and Street, City, State, Zip Code):

300 N. Meridian Street, Suite 1800

Indianapolis, IN 46204

Telephone Number (including area code):               713-212-4625

Name and address of agent for service of process:

Mary L. Cavanaugh

300 N. Meridian Street, Suite 1800

Indianapolis, IN 46204

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒                        NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Houston and the State of Texas on the 31st day of July, 2012

FORETHOUGHT LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

FORETHOUGHT LIFE INSURANCE COMPANY

Attest:	/s/ Amy Blakeway	By:	/s/ Mary L. Cavanaugh
	Amy Blakeway		Mary L. Cavanaugh